UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

William Rice
Chief Executive Officer
Aptose Biosciences Inc.
66 Wellington Street West, Suite 5300
TD Bank Tower, Box 48
Toronto, Ontario M5K 1E6
Canada

Re: Aptose Biosciences Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 5, 2025

Dear William Rice:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel M. Miller, Esq.